Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	Nine Months Ended September 30, 2008	Three Months Ended September 30, 2008
Earnings from continuing operations before income taxes	$3,808	$1,358

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(347)	(55)
Dividends from less than 50% owned affiliates	181	181
Fixed charges	204	73
Interest capitalized, net of amortization	(24)	(25)

Earnings available for fixed charges	$3,822	$1,532

Fixed charges:
Interest incurred (A):
Consumer products	$159	$59
Financial services	28	8

	187	67

Portion of rent expense deemed to represent interest factor	17	6

Fixed charges	$204	$73

Ratio of earnings to fixed charges (B)	18.7	21.0

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

(B)

Reflects Philip Morris International Inc. (“PMI”) as a discontinued operation. Interest incurred and the portion of rent expense deemed to represent the interest factor of PMI have been excluded from fixed charges in the computation. Including these amounts in fixed charges, the ratio of earnings to fixed charges would have been 11.8 for the nine months ended September 30, 2008.

Exhibit 12

ALTRIA GROUP, INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings from continuing operations before income taxes	$4,678	$4,753	$4,123	$4,083	$3,490

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(516)	(466)	(447)	(524)	(311)
Dividends from less than 50% owned affiliates	224	193	168	148	112
Fixed charges	514	681	818	783	782
Interest capitalized, net of amortization	(5)		5	6	9

Earnings available for fixed charges	$4,895	$5,161	$4,667	$4,496	$4,082

Fixed charges:
Interest incurred (A):
Consumer products	$438	$567	$674	$648	$639
Financial services	54	81	107	94	105

	492	648	781	742	744

Portion of rent expense deemed to represent interest factor	22	33	37	41	38

Fixed charges	$514	$681	$818	$783	$782

Ratio of earnings to fixed charges (B)	9.5	7.6	5.7	5.7	5.2

(A)	Altria Group, Inc. includes interest relating to uncertain tax positions in its provision for income taxes, therefore such amounts are not included in fixed charges in the computation.

(B)

Reflects Philip Morris International Inc. (“PMI”) and Kraft Foods Inc. (“Kraft”) as discontinued operations. Interest incurred and the portion of rent expense deemed to represent the interest factor of PMI and Kraft have been excluded from fixed charges in the computation. Including these amounts in fixed charges, the ratio of earnings to fixed charges would have been 5.9, 3.8, 3.0, 3.1 and 2.9 for the years ended December 31, 2007, 2006, 2005, 2004 and 2003, respectively.